Exhibit 99.62

Torex Gold Releases Results of Los Reyes Preliminary Economic Assessment

Compelling economics with an estimated after-tax IRR of 37% and after-tax NPV of $1.5 billion

(All amounts expressed in U.S. dollars unless otherwise stated)

Toronto, Ontario—(Newsfile Corp. - July 7, 2026) - Torex Gold Resources Inc. (the “Company” or “Torex”) (TSX: TXG) (OTCQX:

TORXF) has released the results of a preliminary economic assessment (the “PEA”) for its Los Reyes project in Sinaloa, Mexico, which includes a life of mine operating summary and estimated economics. The PEA confirms compelling economics for Los Reyes, underpinned by an attractive production profile and mine life, strong margins, and manageable upfront investment.

Andrew Snowden, President & CEO of Torex, stated:

“The Los Reyes PEA marks an important step in demonstrating the underlying value of the Company’s next growth project outside of the Morelos Complex and confirms the project potential we envisioned when we acquired Prime Mining in late 2025. The PEA outlines a high-quality gold and silver project with an attractive production profile and long mine life, robust all-in sustaining cost margin1 of 56%, and upfront capital investment that can be fully funded internally through cash flow generated from our flagship Morelos Complex.

“Los Reyes has an estimated after-tax IRR of 37.3% and after-tax NPV (5%) of $1,491 million, assuming long-term consensus metal prices of $3,600/oz gold (“Au”) and $50/oz silver (“Ag”). Assuming 10% higher metal prices, modestly lower than the current spot prices for Au and Ag of approximately $4,150/oz and $62/oz, respectively, Los Reyes has an estimated after-tax IRR of 42.7% and after-tax NPV (5%) of $1,816 million. The strength of the project’s economics is reflected in the profitability index, which is equivalent to 2.9x the estimated upfront capital expenditure1 of $515 million as well as the relatively quick payback period of less than two years at long-term consensus metal prices.

“From an operational standpoint, Los Reyes is expected to boast a strong production profile and competitive cost base. During the first 11 years of operation, prior to processing lower-grade stockpiled material, annual production is forecast to average 161 thousand gold equivalent ounces (“koz AuEq”)2, including 111 koz Au and 3,594 koz Ag. All-in sustaining costs (“AISC”)1 over the life of the project are forecast to average $1,617 per oz AuEq sold2 based on average annual production of 134 koz AuEq over 14.4 years.

“The development of Los Reyes will benefit from the Company’s proven track record of successful project delivery and operations in Mexico, including permitting expertise, excellent community relationships, robust security protocols and a deep talent pool within the country. Based on a preliminary project timeline, construction of Los Reyes would commence in 2029 with first production in 2031.

“As part of our rigorous project execution framework, we intend to progress Los Reyes through a prefeasibility study (“PFS”) in 2027 and feasibility study in 2028. Going forward, we will focus on de-risking and enhancing the underlying economics of Los Reyes through a multi-year exploration and drilling program, additional metallurgical and geotechnical work, and a number of trade-off studies as we advance Los Reyes to production.”

SUMMARY OF THE LOS REYES PROJECT PEA

The PEA outlines the initial economics for the Los Reyes project. Operational and economic estimates are based on a two-year project construction period. References to metal production are on a recovered basis and sales are on a payable basis (net of refinery deductions). All values of economic inputs are nominally based, and all amounts are expressed in U.S. dollars (Table 1).

Table 1: Summary of the Los Reyes PEA (subject to rounding)

	Units	Total
Total Processed
Mine life	years	14.4
Total mineralized material processed	kt	26,074
Design plant throughput	tpd	5,000
Gold grade processed (average)	gpt	1.68
Silver grade processed (average)	gpt	63.4
Gold recovery (average)%		94.8%
Silver recovery (average)%		81.1%
Gold produced / sold	koz Au	1,338 / 1,337
Silver produced / sold	koz Ag	43,082 /42,651
Gold equivalent produced / sold[2]	koz AuEq	1,936 /1,929
Operating Costs (Average)
Gold Equivalent
Total cash costs (“TCC”)[1,2]	$/oz AuEq	$1,299
Mine-site AISC[1],2	$/oz AuEq	$1,617
By-Product (net of silver credits)
TCC[1,2]	$/oz Au	$279
Mine-site AISC[1],2	$/oz Au	$738
Total Capital Expenditures[1]
Initial capital expenditures	M$	$515
Sustaining capital expenditures	M$	$579
Closure-related expenditures	M$	$35
Pre-production operating expenditures	M$	$19
Economics
Average annual revenue[1]	M$	$482
Average annual EBITDA[1]	M$	$308
After-tax NPV (5%)	M$	$1,491
After-tax IRR	%	37.3%
Payback period	years	1.9
Base Case Commodity
Gold price	$/oz	$3,600
Silver price	$/oz	$50

Notes to Table 1

1.

These measures are non-GAAP financial measures with no standardized meaning under IFRS and might not be comparable to similar financial measures disclosed by other issuers. See Endnote 1 below on non-GAAP measures.

2.

AuEq produced or sold includes Au (produced / sold) and AuEq values for Ag (produced / sold), respectively, assuming metal prices of $3,600/oz Au and $50/oz Ag. AuEq (oz) = Au (oz) + Ag (oz) * (50 / 3,600).

The mine plan and economics outlined in the PEA are based on an updated mineral resource estimate for Los Reyes which incorporates approximately 10,000 metres of drilling completed by Prime Mining post the cut-off date for the previous mineral resource estimate of October 2024. Additionally, the mineral resource now assumes the use of long-hole open stoping versus cut-and-fill in the estimation of underground mineral resources (Table 7).

With the resumption of drilling in May 2026, a comprehensive drilling program aimed at supporting the PFS and enhancing the resource inventory of Los Reyes is well underway.

It is important to note that the PEA is preliminary in nature, includes Inferred Mineral Resources that are considered too speculative geologically to have the economic considerations applied to them that would enable them to be categorized as mineral reserves, and there is no certainty that the results of the PEA will be realized. The basis for the PEA and the qualifications and assumptions made by the Qualified Persons who undertook the PEA are set out in this news release and the PEA.

Production Profile

Based on an estimate of mineable resources, Los Reyes is expected to deliver average annual production of 134 koz AuEq, including 93 koz Au and 2,992 koz Ag, over on an estimated mine life of 14.4 years. Assuming Au and Ag prices of $3,600/oz and $50/oz, respectively, 69% of payable metal value over the life of the project is attributable to Au with the remainder attributable to Ag. During the first 11 years (prior to processing lower-grade stockpiled open pit material), annual production is expected to average 161 koz AuEq, including 111 koz Au and 3,594 koz Ag (Figure 1).

Figure 1: Annual production is forecast to average 134 koz AuEq over 14.4 years including 161 koz AuEq over the first 11 years prior to processing of lower-grade stockpiled open pit material

To view an enhanced version of this graphic, please visit:

https://images.newsfilecorp.com/files/1863/304243_f843525564a0f994_001full.jpg

Note to Figure 1

1.	AuEq production includes Au production and AuEq values for Ag production assuming long-term metal prices of $3,600/oz Au and $50/oz Ag. AuEq (oz) = Au (oz) + Ag (oz) * (50 / 3,600).

Mining, Processing & Tailings Management

Mineralized material will be mined concurrently from open pit and underground deposits and treated through a single processing facility. Open pit mining is expected to begin one year ahead of underground operations, with lower-grade open pit material stockpiled and processed towards the end of the mine life (Table 2, Figure 2).

Figure 2: The majority of mineralized material is expected to be sourced from underground operations; lower-grade open pit material will be stockpiled and processed towards the end of the mine life

To view an enhanced version of this graphic, please visit:

https://images.newsfilecorp.com/files/1863/304243_f843525564a0f994_002full.jpg

The primary mining method for underground operations at Los Reyes will be long-hole open stoping with paste backfill. Open pit operations will be conducted via conventional drill-and-blast, load-and-haul methods at an average strip ratio of 6.8:1 (waste to mineralized material). The majority of mineralized material from the open pits and underground will be transported to the processing facility through a shared fleet of low-profile haul trucks and will leverage tunnels connecting the various underground deposits.

Table 2: Plant feed will come from a combination of open pit and underground mines at Los Reyes

	Units	Total
Open Pit
Mineralized material mined	kt	11,251
Waste mined	kt	76,034
Total material mined	kt	87,286
Strip ratio[1] (average)	w:o	6.8:1
Gold grade mined (average)	gpt	1.11
Silver grade mined (average)	gpt	25.7
Underground
Mineralized material mined	kt	14,822
Gold grade mined (average)	gpt	2.12
Silver grade mined (average)	gpt	92.0
Total Mined
Mineralized material mined	kt	26,074
Gold grade mined (average)	gpt	1.68
Silver grade mined (average)	gpt	63.4

Notes to Table 2:

1.	Strip ratio is the ratio of waste to mineralized material mined within the open pit.
2.	Estimates are subject to rounding.

Mineralized material mined at Los Reyes will be treated via conventional crushing (3 stage) and a single ball mill grinding circuit with Au and Ag recovered using whole-ore leaching and the Merrill Crowe process. The processing plant has been designed with a capacity of 5,000 tonnes per day (“tpd”) with estimated metallurgical recoveries of 94.8% for Au and 81.1% for Ag over the life of the project.

The majority of tailings will be filtered and placed in a dedicated tailings storage facility (“TSF”) with the remainder sent to the paste plant to be utilized as cement paste backfill in the underground mine. Approximately 38% of ore processed over the life of the operation is expected to be deposited underground as paste backfill with the remainder deposited in the filtered TSF.

Site infrastructure will include a 138 kV transmission line connecting to the grid of an existing hydro-electric facility north of Cosalá, water supply from local sources or surface water collection, as well as security, administration, warehouse, maintenance, and mine operations facilities.

Capital Expenditures1

The upfront capital investment for the Los Reyes project is estimated to be $515 million. Approximately 60% of upfront costs are related to direct project expenditures and the remainder are associated with indirect expenditures. Of the direct expenditures, the largest capital outlays are related to construction of the processing plant ($113 million) and mine development ($98 million). The estimated upfront capital investment includes $103 million for contingencies (Table 3).

Table 3: Initial capital expenditures for the Los Reyes project are estimated to be $515 million

Initial Capital Expenditures[1,2]	Total (M$)
Direct Cost
Mining - open pit	$21
Mining - underground	$77
Process/mill	$113
TSF & paste plant	$31
Onsite & offsite infrastructure	$71
Total Direct Costs	$313
Indirect Costs
Project preliminaries	$37
Project delivery	$44
Total Indirect Costs	$81
Owners costs	$19
Contingency	$103

Total Initial Capital Expenditures	$515

Note to Table 3:

1.	Initial capital expenditures represent estimated upfront project construction capital costs and are preliminary in nature. Estimates are subject to rounding.

Sustaining capital expenditures over the life of the project are estimated to be $579 million, implying an average annual spend of $40 million. Sustaining capital expenditures include $301 million of lease payments related to the open pit and underground mining fleets (Table 4).

Table 4: Total sustaining capital expenditures for Los Reyes are estimated to be $579 million

Sustaining Capital Expenditures[1,2]	Total ($M)
Directs
Open pit mining	$75
Underground mining	$340
Filtered tailings handling	$64
Tailings storage facility	$25
Site-wide water management	$2
Process plant	$26
Contingency	$47

Total Sustaining Capital Expenditures	$579

Notes to Table 4:

1.	Sustaining capital expenditures is a non-GAAP measure. See Endnote 1 below on non-GAAP measures.
2.	Estimates are subject to rounding.

Conceptual closure costs (consistent with a PEA level of study) have been estimated at $35 million, with the largest components related to the rehabilitation of waste rock and the TSF, followed by plant demolition and general site rehabilitation.

Operating Costs

At base case metal prices, TCC1 and mine-site AISC1 are expected to average $1,299/oz AuEq sold and $1,617/oz AuEq sold, respectively, over the life of mine. On a by-product basis (net of Ag credits), TCC and mine-site AISC are expected to average $279/oz Au sold and $738/oz Au sold, respectively. At base case metal prices, Los Reyes is expected to deliver a TCC margin1 of 65% over the project period and a mine-site AISC margin1 of 56%. Mine-site AISC and margins exclude corporate level costs (Table 5).

Table 5: Los Reyes is expected to boast a competitive cost profile

	LOM (M$)	Unit Cost - Processed	Unit Cost - Mined
Unit Cost[1]
Open pit mining[2]	$252		$2.89/t material mined
Underground mining (including paste plant)[3]	$974		$65.68/t mined
Processing[4]	$610	$23.39/t processed
Site G&A4	$220	$8.43/t processed
Profit sharing (“PTU”)[5]	$75	$2.89/t processed

Total onsite operating costs[4]	$2,131	$81.74/t processed

		AuEq koz	Au koz

Total metal sold[6]		1,929	1,337

	LOM (M$)	AuEq ($/oz sold)	Au ($/oz sold)
Operating Costs
(+) Total onsite operating costs	$2,131	$1,105	$1,594
(+) Offsite costs	$28	$15	$21
(+) Royalties	$346	$179	$259
TCC[1] before adjustments	$2,505	$1,299	$1,874
(-) Ag revenue: gross	($2,133)	—	($1,595)
TCC[1]		$1,299	$279
(+) Sustaining capex[1]	$579	$300	$433
(+) Reclamation	$35	$18	$26

Mine-site AISC[1]		$1,617	$738

Notes to Table 5:

1.

These measures are non-GAAP financial measures with no standardized meaning under IFRS and might not be comparable to similar financial measures disclosed by other issuers. See Endnote 1 below on non-GAAP measures.

2.	Open pit mining unit costs are based on $/t material mined which of 87,286 kt (mineralized material mined of 11,251 kt and waste mined of 76,034 kt).
3.	Underground mining unit costs are based on $/t underground mineralized material mined of 14,822 kt.
4.	Processing unit costs, site support unit costs, PTU, and total onsite operating unit costs are based $/t mineralized material processed of 26,074 kt.
5.	PTU refers to mandated profit sharing in Mexico and is estimated based on taxable profit.
6.

A summary of life of mine metal sold values for Au and Ag can be found in Table 1 including tonnes processed and average processed grades. AuEq sold includes Au sold and AuEq values for Ag sold assuming metal prices of $3,600/oz Au and $50/oz Ag. AuEq (oz) = Au (oz) + Ag (oz) * (50 / 3,600).

7.	Estimates are subject to rounding.

Economics

Los Reyes is estimated to have an after-tax NPV (5% discount rate) of $1,491 million, after-tax IRR of 37.3%, payback period of 1.9 years, and profitability index of 2.9 (NPV over upfront capital expenditures) assuming long-term consensus metal prices of $3,600/oz Au and $50/oz Ag. Assuming 10% higher metal prices (modestly lower than current spot prices for Au and Ag), the estimated after-tax IRR is 42.7% and after-tax NPV (5%) is $1,816 million (Table 6).

The economics of the Los Reyes project are highly sensitive to changes in metal prices as well as estimated head grade and recovery. See Figure 3 for a sensitivity analysis.

Table 6: Sensitivity of Los Reyes economics as various combined Au/Ag price scenarios

Combined Gold & Silver Price Scenarios
	Units	(-20%)	(-10%)	Base	(+10%)	(+20%)
Economics
Gross Revenue	M$	$5,556	$6,250	$6,945	$7,639	$8,333
EBITDA[1]	M$	$3,120	$3,779	$4,439	$5,099	$5,759
After-tax NPV (0%)	M$	$1,433	$1,913	$2,393	$2,873	$3,352
After-tax NPV (5%)	M$	$840	$1,166	$1,491	$1,816	$2,141
After-tax NPV (10%)	M$	$479	$710	$940	$1,171	$1,401
After-tax IRR	%	25.4%	31.6%	37.3%	42.7%	47.9%
Payback period	years	3.2	2.4	1.9	1.6	1.4
Long-Term Metal Prices
Gold price	$/oz	$2,880	$3,240	$3,600	$3,960	$4,320
Silver price	$/oz	$40	$45	$50	$55	$60

Notes to Table 6:

1.

EBITDA is a non-GAAP financial measures with no standardized meaning under IFRS and might not be comparable to similar financial measures disclosed by other issuers. See Endnote 1 below on non-GAAP measures.

Next Steps

The Company plans to commence a PFS on Los Reyes during the second half of 2026, which will include the results of current and future drilling focused on upgrading Inferred Mineral Resources to the Indicated category while also supporting further metallurgical and geotechnical studies. As part of the PFS, the Company expects to conduct several trade-off studies to de-risk the project design and/or enhance the overall economics. Potential trade-off studies could include the potential to supplement production by processing mineralized material below the current mill cut-off grade via a small heap leach operation, evaluation of using sub-level caving to mine the Guadalupe East underground, review of plant and surface infrastructure, as well as other project-related aspects.

With 20,000 metres of drilling planned for this year at Los Reyes, the Company expects to de-risk and upgrade the solid foundation of resources already established along the three main areas - Guadalupe, Z-T, and Central. Exploration over the coming years will seek to enhance the resource inventory, particularly along these primary zones of mineralization which remain open along strike and dip, as well as at several generative targets outside of the main resource areas.

CONFERENCE CALL & WEBCAST TO BE HELD ON JULY 8, 2026

Management will host a conference call and webcast to discuss the results of the PEA tomorrow morning (Wednesday, July 8, 2026) at 8:30 AM ET. For expedited access to the conference call, registration is open to obtain an access code in advance to allow participants to join the call directly at the scheduled time. Alternatively, dial-in details are as follows:

•	Toronto local or International: 1-647-846-8914

•	Toll-Free (North America): 1-833-752-3842

A live webcast and replay of the conference call will be available on the Company’s website at https://torexgold.com/investors/upcoming-events/. The webcast will be archived on the Company’s website.

ENDNOTES

1.

The Company has presented certain non-GAAP financial measures in this news release which include: total cash costs, all-in sustaining costs, total cash costs margin, all-in sustaining costs margin, sustaining capital expenditures, EBITDA, and unit cost measures. The Company believes that these measures, while not a substitute for measures of performance prepared in accordance with IFRS, provide investors with an improved ability to evaluate the underlying performance of the Company. These measures do not have any standardized meaning prescribed under IFRS, and, therefore, may not be comparable to other issuers. As Los Reyes is not currently in production, there is no comparable GAAP financial measure reported at this time. For more information on non-GAAP measures, including the Company’s definition of each measure, please refer to the latest MD&A available on www.torexgold.com and SEDAR+ (www.sedarplus.ca).

2.

AuEq produced or sold includes Au (produced / sold) and AuEq values for Ag (produced / sold), respectively, assuming metal prices of $3,600/oz Au and $50/oz Ag. AuEq (oz) = Au (oz) + Ag (oz) * (50 / 3,600).

ABOUT TOREX GOLD RESOURCES INC.

Torex Gold Resources Inc. is a Canadian mining company engaged in the exploration, development, and production of gold, copper, and silver from its flagship Morelos Complex in Guerrero, Mexico. The Company also owns the Los Reyes gold-silver project in Sinaloa and a portfolio of early-stage exploration properties, including the Batopilas and Guigui projects in Chihuahua, Mexico, and the Medicine Springs project in Nevada, USA as well as an option to acquire the Gryphon project in Nevada, USA.

The Company’s key strategic objectives are: optimize Morelos production and costs; disciplined growth and capital allocation; grow reserves and resources; project delivery excellence; retain and attract best industry talent; and be an industry leader in responsible mining. In addition to realizing the full potential of the Morelos Property, the Company continues to seek opportunities to acquire assets that enable diversification and deliver value to shareholders.

FOR FURTHER INFORMATION, PLEASE CONTACT:

TOREX GOLD RESOURCES INC.

Andrew Snowden

President and CEO

Direct: (647) 260-1505

andrew.snowden@torexgold.com

Laura Totan

Manager, Investor Relations

Direct: (437) 293-5051

laura.totan@torexgold.com

TECHNICAL REPORT AND QUALIFIED PERSONS

The Technical Report titled Los Reyes Project NI 43-101 Technical Report and Preliminary Economic Assessment (the “Technical Report) with an effective date of April 25, 2026, and a filing date of July 7, 2026 has been filed on SEDAR+ (www.sedarplus.ca). Readers are encouraged to read the Technical Report in its entirety, including all qualifications, assumptions and exclusions that relate to the mineral resource estimate and the preliminary economic assessment for Los Reyes. The Technical Report is intended to be read as a whole, and sections should not be read or relied upon out of context.

Disclosure of a scientific or technical nature in this press release in respect of the Los Reyes mineral resource estimate has been reviewed and verified by John Sims, President of Sims Resources LLC, an independent contractor and qualified person as a CPG member with AIPG, and a Qualified Person under NI 43-101 (“a QP”).

All other disclosure of a scientific or technical nature in this press release has been reviewed to confirm alignment with the Technical Report by Dave Stefanuto P.Eng., the Executive Vice President, Technical Services and Capital Projects of the Company, and a QP. Mr. Stefanuto is a registered member of the Professional Engineers of Ontario.

CAUTIONARY NOTES ON FORWARD-LOOKING STATEMENTS

This press release contains “forward-looking statements” and “forward-looking information” within the meaning of applicable Canadian securities legislation. Forward-looking information includes, but is not limited to, statements regarding the results, assumptions and conclusions of the PEA; estimated economics for the Los Reyes project, including after-tax net present value, internal rate of return, payback period, profitability index, revenue, EBITDA, total cash costs, mine-site all-in sustaining costs, margins and sensitivities; estimated mine life, metal production, metal recoveries, and metal grades, plant throughput, mining methods, processing methods, tailings and water management systems, infrastructure requirements, capital expenditures, sustaining capital expenditures, closure costs and operating costs; assumptions regarding gold and silver prices; the expected timing and scope for a prefeasibility study and a feasibility study; the expecting timing for a construction decision, construction commencement and first production; the Company’s ability to fund development of Los Reyes internally through cash flows generated from the Morelos Complex; planned drilling, exploration, metallurgical, geotechnical and trade-off studies; the potential to upgrade or expand mineral resources; the potential to de-risk or enhance the Los Reyes project; the Company’s expectations regarding permitting, community relationships, security, project execution, technical capabilities and responsible mining practices; and the Company’s strategic objectives and future growth plans. Generally, forward-looking information can be identified by the use of forward-looking terminology such as “plans”, “expects”, “is expected”, “forecast”, “intends”, “anticipates”, “believes”, “estimates”, “assumes”, “potential”, “could”, “will”, “may”, “would”, “should”, “continue”, “advance”, “de-risk”, “enhance” and similar expressions, or statements that events, conditions or results “will”, “may”, “could”, “would” or “should” occur or be achieved.

Forward-looking information is based on assumptions, estimates, expectations, analysis and opinions of management made in light of its experience and perception of trends, current conditions and expected developments, including assumptions regarding the accuracy of the PEA and the mineral resource estimate for Los Reyes; the availability and accuracy of technical, metallurgical, geotechnical, mining, processing, cost, capital, permitting, fiscal and economic assumptions; future gold and silver prices; exchange rates; inflation; availability and cost of labour, equipment, consumables, power, water and other inputs; permitting and regulatory approvals; surface rights and community relations; security conditions; environmental and social considerations; the Company’s ability to execute planned studies and exploration programs; the Company’s ability to generate sufficient cash flow from the Morelos Complex; and other factors that management believes are relevant and reasonable in the circumstances.

Forward-looking information is subject to known and unknown risks, uncertainties and other factors that may cause actual results, performance or achievements to differ materially from those expressed or implied by such forward-looking information. These risks include, without limitation, the preliminary nature of the PEA; the risk that mineral resources are not mineral reserves and do not have demonstrated economic viability; the inclusion of Inferred Mineral Resources in the PEA that are considered too speculative geologically to have the economic considerations applied to them that would enable them to be categorized as mineral reserves; risks relating to changes in gold and silver prices, operating and capital cost estimates, project design, mine plan, metallurgical recoveries, grades, dilution, throughput, mining methods, tailings and water management, permitting, environmental matters, community and surface rights, security, taxation, inflation, foreign exchange, availability of financing or internally generated cash flow, construction and development schedules, contractor and equipment availability, regulatory approvals, political and social conditions in Mexico, and the other risk factors identified in the Company’s annual information form and management’s discussion and analysis. Although the Company believes that the assumptions and expectations reflected in such forward-looking information are reasonable, there can be no assurance that they will prove to be correct. Actual results and future events could differ materially from those anticipated in such information. Readers are cautioned not to place undue reliance on forward-looking information. The Company does not undertake to update any forward-looking information, whether as a result of new information, future events or otherwise, except as required by applicable securities laws.

Figure 3: After-tax sensitivities to key factors

To view an enhanced version of this graphic, please visit:

https://images.newsfilecorp.com/files/1863/304243_f843525564a0f994_003full.jpg

To view an enhanced version of this graphic, please visit:

https://images.newsfilecorp.com/files/1863/304243_f843525564a0f994_004full.jpg

Table 7: Mineral resource estimate for Los Reyes

Deposit	Resource Category	Tonnes (kt)	Au (gpt)	Ag (gpt)	Au (koz)	Ag (koz)	AuEq (gpt)	AuEq (koz)
Open Pit Mill	Measured	—	—	—	—	—	—	—
	Indicated	26,448	1.13	30.8	961	26,192	1.47	1,251

	Measured/Indicated	26,448	1.13	30.8	961	26,192	1.47	1,251

	Inferred	8,056	0.93	34.4	240	8,917	1.31	339
Underground	Measured	—	—	—	—	—	—	—
Mill	Indicated	5,361	2.48	129.0	428	22,231	3.91	674

	Measured/Indicated	5,361	2.48	129.0	428	22,231	3.91	674

	Inferred	5,430	1.84	72.7	322	12,685	2.65	463

Total Mill	Measured/Indicated	31,809	1.36	47.3	1,388	48,423	1.88	1,925

	Inferred	13,487	1.30	49.8	562	21,602	1.85	801

Open Pit	Measured	—	—	—	—	—	—	—
Heap Leach	Indicated	19,441	0.25	11.9	154	7,437	0.30	187

	Measured/Indicated	19,441	0.25	11.9	154	7,437	0.30	187

	Inferred	7,413	0.24	12.6	57	3,013	0.30	71

Total	Measured/Indicated	51,250	0.94	33.9	1,542	55,860	1.28	2,111

	Inferred	20,899	0.92	36.6	620	24,615	1.30	872

Notes to accompany the mineral resource table:

1.	Mineral resources were prepared in accordance with the CIM Definition Standards (2014) and Estimation of Mineral Resource and Mineral Reserve Best Practice guidelines (2019).
2.	Mineral resources are inclusive of mineral reserves (excluding stockpiles). Mineral resources that are not mineral reserves do not have demonstrated economic viability.
3.	Numbers may not add due to rounding.
4.	Mineral resources may be materially affected by environmental, permitting, legal, title, taxation, sociopolitical, marketing, or other relevant issues.
5.	The effective date of the estimate is April 25, 2026.
6.	Mineral resources for Los Reyes are based on underlying metal prices of $1,950/oz Au and $25.24/oz Ag, unless otherwise noted.
7.	The estimate was prepared by John Sims, President of Sims Resources LLC, an independent contractor and QP as a CPG member with AIPG.
8.	Los Reyes - Open Pit (Plant and Heap Leach):

a) Open Pit Resource estimates are based on economically constrained revenue factor one (RF1) open pits generated using the Hochbaum Pseudoflow algorithm in Datamine’s Studio NPVS and the following optimization parameters:

b)	Assumes plant recoveries of 94.8% for Au and 81.1% for Ag and heap leach recoveries of 73% Au and 25% Ag.
c)	Pit slopes by area ranging from 42-47 degrees overall slope angle.
d)	5% mineralized material loss and 5% dilution factor applied to the 5 mx 5 mx 5 m open pit resource block models.

e) Mining costs of $2.00 per tonne of waste mined and $2.50 per tonne of mineralized material mined. Processing costs of $16.81 per tonne processed. Heap leach costs of $5.53 per tonne processed. G&A cost of $2.00 per tonne of material processed.

f)	A 0.17 gpt gold only cutoff was applied to ex-pit processed material (which is above the heap-leaching NSR cutoff).
g)	AuEq (Open Pit Plant) = Au (gpt) + (Ag (gpt) * 0.0111) and AuEq (Open Pit Heap Leach) = Au (gpt) + (Ag (gpt) * 0.0044).
9.	Los Reyes - Underground (Plant):

a) Underground Resource estimates are based on economically constrained stopes generated using Datamine’s Mineable Shape Optimizer (MSO) algorithm and the following optimization parameters:

b)	Diluted to a minimum 3 m stope width with a 95% mining recovery.
c)	Assumes plant recoveries of 94.8% for Au and 81.1% for Ag

d) Long-hole Open Stope mining with a $50.00 per tonne cost. Processing costs of $17.24 per tonne processed. G&A cost of $4.50 per tonne of material processed.

e)	AuEq (Underground Plant) = Au (gpt) + (Ag (gpt) * 0.0111).

To view the source version of this press release, please visit

https://www.newsfilecorp.com/release/304243